SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

Good Times Restaurants, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

382140879
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities Exchange Act of 1934 (“Act”) or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P. (20-1356217)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 900,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON* PN

* This calculation is based on 9,439,191 shares of Common Stock of the Issuer outstanding as of November 17, 2014, which is based on the outstanding shares of Common Stock (7,811,591) disclosed in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014 plus the aggregate number of exercised Class A warrants and underwriter warrants (1,473,600 and 154,000 respectively) following such time through the date of the Company’s Current Report on Form 8-K filed November 18, 2014.  1,473,600 exercised warrants is derived by subtracting the unexercised Class A warrants (79,900, or 2,530,000 less 2,450,100) from the total number of outstanding Class A warrants (1,553,500) disclosed in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014.

1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P. (20-1355992)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 900,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON* PN

* This calculation is based on 9,439,191 shares of Common Stock of the Issuer outstanding as of November 17, 2014, which is based on the outstanding shares of Common Stock (7,811,591) disclosed in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014 plus the aggregate number of exercised Class A warrants and underwriter warrants (1,473,600 and 154,000 respectively) following such time through the date of the Company’s Current Report on Form 8-K filed November 18, 2014.  1,473,600 exercised warrants is derived by subtracting the unexercised Class A warrants (79,900, or 2,530,000 less 2,450,100) from the total number of outstanding Class A warrants (1,553,500) disclosed in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014.

1	NAME OF REPORTING PERSONS Hoak & Co. (75-2474026)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 900,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON* CO

* This calculation is based on 9,439,191 shares of Common Stock of the Issuer outstanding as of November 17, 2014, which is based on the outstanding shares of Common Stock (7,811,591) disclosed in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014 plus the aggregate number of exercised Class A warrants and underwriter warrants (1,473,600 and 154,000 respectively) following such time through the date of the Company’s Current Report on Form 8-K filed November 18, 2014.  1,473,600 exercised warrants is derived by subtracting the unexercised Class A warrants (79,900, or 2,530,000 less 2,450,100) from the total number of outstanding Class A warrants (1,553,500) disclosed in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014.

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 900,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON* IN

* This calculation is based on 9,439,191 shares of Common Stock of the Issuer outstanding as of November 17, 2014, which is based on the outstanding shares of Common Stock (7,811,591) disclosed in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014 plus the aggregate number of exercised Class A warrants and underwriter warrants (1,473,600 and 154,000 respectively) following such time through the date of the Company’s Current Report on Form 8-K filed November 18, 2014.  1,473,600 exercised warrants is derived by subtracting the unexercised Class A warrants (79,900, or 2,530,000 less 2,450,100) from the total number of outstanding Class A warrants (1,553,500) disclosed in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014.

1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 900,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON* IN

* This calculation is based on 9,439,191 shares of Common Stock of the Issuer outstanding as of November 17, 2014, which is based on the outstanding shares of Common Stock (7,811,591) disclosed in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014 plus the aggregate number of exercised Class A warrants and underwriter warrants (1,473,600 and 154,000 respectively) following such time through the date of the Company’s Current Report on Form 8-K filed November 18, 2014.  1,473,600 exercised warrants is derived by subtracting the unexercised Class A warrants (79,900, or 2,530,000 less 2,450,100) from the total number of outstanding Class A warrants (1,553,500) disclosed in Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on September 23, 2014.

The following constitutes Amendment No. 2 (“Amendment No.1”) to the Schedule 13D (the “Schedule 13D”) filed by the undersigned relating to the shares of common stock, par value $.001 per share (the “Common Stock”), of Good Times Restaurants Inc. (the “Issuer”), a Nevada corporation.  The principal executive office of the Issuer is located at 601 Corporate Circle, Golden, Colorado 80401.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3.                      Source and Amount of Funds or Other Consideration.

Section 3 is hereby amended in its entirety as follows:

Purchases of 800,000 shares of Common Stock by HPE were made in a privately negotiated transactions. The purchase of the remaining 100,000 shares was made pursuant to the exercise of Class A Warrants to purchase Common Stock acquired as warrant coverage in connection with a 2013 capital raise by the Issuer.  The total amount of funds used for the purchase of Common Stock was $3,030,000.   All of the shares of Common Stock beneficially owned by HPE were paid for using working capital of HPE.  The other Reporting Persons do not hold shares of Common Stock directly but may be deemed to beneficially own the shares of Common Stock owned by HPE.

Item 5.                      Interest in Securities of the Issuer.

Section 5 is hereby amended in its entirety as follows:

(a)
As of the filing date of this Amendment No. 2, based upon 9,439,191 shares of Common Stock outstanding, HPE directly owned an aggregate of 900,000 shares of Common Stock, representing approximately 9.5% of the outstanding Common Shares.  Hoak Fund Management, L.P. (as HPE’s general partner), Hoak & Co. (as Hoak Fund Management, L.P.’s general partner), James M. Hoak (Hoak & Co.’s controlling shareholder), and J. Hale Hoak (Hoak & Co.’s President) may be deemed to beneficially own an aggregate of 900,000 shares of Common Stock, or 9.5% of the outstanding Common Stock in the aggregate.

(b)	Each Reporting Person may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Common Stock reported in this Amendment No. 2 owned directly by HPE.

(c)
HPE purchased 300,000 shares of Common Stock at a price of $4.10 in a privately negotiated transaction on October 8, 2014 and exercised 100,000 warrants to purchase shares of Common Stock at a price of $2.75 on October 29, 2014.  None of the Reporting Persons effected any other transaction in the Common Stock during the past 60 days.

(d)
No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Amendment No. 2.

(e)	Inapplicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   December 5, 2014

Hoak Public Equities, L.P. By: Hoak Fund Management, L.P., its general partner By: Hoak & Co., its general partner By: _/s/ J. Hale Hoak_______________ J. Hale Hoak President	Hoak Fund Management, L.P. By: Hoak & Co., its general partner By: _/s/ J. Hale Hoak_______________ J. Hale Hoak President
Hoak & Co. By: _/s/ J. Hale Hoak_______________ J. Hale Hoak President	James M. Hoak By: _/s/ James M. Hoak _________________ James M. Hoak
J. Hale Hoak By: _/s/ J. Hale Hoak_______________ J. Hale Hoak